

Daniel Gizzi

Chief Operating Officer & Chief Financial Officer at KinectAir

Atlanta, Georgia, United States · Contact info

500+ connections

KinectAir

Experience

Chief Operating Officer & Chief Financial Officer

KinectAir · Full-time

Oct 2020 - Present · 1 yr 5 mos

KinectAir is the on-demand, app-based charter service bringing joy back to air travel and increased access to private flying for real people with real places to go.

Founder & President

Aircraft Executives

Oct 2014 - Present · 7 yrs 5 mos

Providing aviation expertise to a wide range of clients in private aviation services. Focusing on aircraft sales and management services.

Chief Financial Officer

Pineapple House Interior Design

Nov 2017 - Present · 4 yrs 4 mos

Atlanta, GA

· Worked on the valuation and purchase strategy through two majority ownership changes
· Implemented new accounting procedures for efficiency and better cashflow management

Director of Flight Operations & Chief Pilot

MIRASCO

Dec 2014 - Dec 2017 · 3 yrs 1 mo

Atlanta, GA

Managed aircraft, crew, assisted in aircraft financial planning and accounting.

Founding Member

Global Shapers Community - Atlanta Hub

Jan 2012 - Dec 2014 · 3 yrs

Atlanta, Georgia, United States

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